Independent Auditors' Consent

The Board of Directors
NexCen Brands, Inc:

We consent to the use of our report dated April 4, 2008, with respect to the Statements of Assets Acquired and Liabilities Assumed of the Great American Cookie Company Franchising, LLC (GACCF) and Great American Manufacturing, LLC (GAM, and collectively with GACCF, the Great American Cookie Brand) of Mrs. Fields Famous Brands, LLC as of December 29, 2007 and December 30, 2006 and the Statements of Revenues and Direct Expenses for each of the fiscal years in the three-year period ended December 29, 2007, incorporated herein by reference and to the reference to our firm under the heading "Experts" in the prospectus.

KPMG LLP

Salt Lake City, Utah
April 18, 2008